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                       SECURITIES AND EXCHANGE COMMISSION
                             450 Fifth Street, N.W.
                            Washington, D.C.  020549

                                     FORM 15

             Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and
                  15(d) of the Securities Exchange Act of 1934

                                                Commission File No.  1-6880
                                                                   -----------

                             First Bank System, Inc.
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              (Exact name of registrant as specified in its charter)

                             First Bank Place
                             601 Second Avenue South
                             Minneapolis, Minnesota 55402-4302
                             (612) 973-1111
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                   (Address, including zip code, and telephone
                   number, including area code of registrant's
                          principal executive offices)

                         Preferred Share Purchase Rights
            -----------------------------------------------------------
            (Title of each class of securities covered by this Form)

               Common Stock and Warrants to Purchase Common Stock
            -----------------------------------------------------------
              (Titles of all other classes of securities for which
                      a duty to file reports under Section
                             13(a) or 15(d) remains)

     Please place and X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)   /x/          Rule 12h-3(b)(1)(ii)  / /
          Rule 12g-4(a)(1)(ii)  / /          Rule 12h-3(b)(2)(i)   / /
          Rule 12g-4(a)(2)(i)   / /          Rule 12h-3(b)(2)(ii)  / /
          Rule 12g-4(a)(2)(ii)  / /          Rule 15d-6            / /
          Rule 12h-3(b)(1)(i)   /x/

          Approximate numbers of holders of record as of the certificate or notice date: 0
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          Pursuant to the requirements of the Securities Exchange Act of 1934,
First Bank System, Inc. has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:  March 31, 1997                        BY:  /s/ Lee R. Mitau
                                                -------------------------------
                                                  Lee R. Mitau
                                                  Executive Vice President
                                                  General Counsel and Secretary